Exhibit 1:

<span style="color:red">Deleted Names:</span>

| Full Legal Name | Domestic, Foreign, Individual | Status | Date Status Acquired | Ownership Code | Control person | Public Reporting Company | CRD#, EIN, SSN, IRS# |
|---|---|---|---|---|---|---|---|
| Wynperle, Mary | Individual | Secretary | 03/2018 | Less than 5% | N | N | 5892462 |
| Galietto, Paul Reid | Individual | Head of Equities – Texas Designated Officer | 02/2018 | Less than 5% | N | N | 1400597 |
| Varvel, Eric Morris | Individual | Board Member and Chief Executive Officer | 09/2016 | Less than 5% | Y | N | 1850251 |
| Chin, Brian Matthew | Individual | Board Member | 09/2016 | Less than 5% | Y | N | 4679495 |
| Fiske, Mary Beth | Individual | Chief Compliance Officer for the Broker Dealer | 08/2020 | Less than 5% | N | N | 2733944 |

<span style="color:red">New Additions:</span>

| Full Legal Name | Domestic, Foreign, Individual | Status | Date Status Acquired | Ownership Code | Control person | Public Reporting Company | CRD#, EIN, SSN, IRS# |
|---|---|---|---|---|---|---|---|
| Miller, David Lawrence | Individual | Interim CEO and Head of Investment Banking Capital Markets | 01/2022 | Less than 5% | Y | N | 2973313 |
| Applewhite, Morris Wayne | Individual | Board Member | 03/2021 | Less than 5% | Y | N | 7347124 |
| Abenante, Anthony Louis | Individual | Interim Head of Equities Sales and Trading – Texas Designated Officer | 04/2021 | Less than 5% | N | N | 1994313 |
| Bleustein, David Andrew | Individual | Global Head of Securities Research | 12/2020 | Less than 5% | N | N | 2943078 |
| Miller, Maura Anne | Individual | Chief Compliance Officer for the Broker Dealer | 06/2022 | Less than 5% | N | N | 4444187 |

Part II, Item 4:

<u>Arrangements with Trading Centers</u>

a. Are there any formal or informal arrangements (<u>e.g.,</u> mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (<u>e.g.,</u> arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?

Yes ☑ No ·

If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.

CSSU has executed mutual access agreements with the following ~~three~~ two broker-dealer operators of alternative trading systems: ~~Deutsche Bank Securities Inc.,~~ National Financial Services LLC~~,~~ and UBS Securities LLC. These agreements provide access to Crossfinder on the same terms as any other Subscriber and there are no special understandings or arrangements with any of the broker-dealer operators (or the trading centers which they operate) regarding activity in Crossfinder. The bilateral agreements serve the purpose of streamlining the legal process by granting CSSU access to the alternative trading systems operated by each of the broker-dealer operators contemporaneously with those broker-dealer operators gaining access to Crossfinder.

b. If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services?

Yes • No ☑

If yes, identify the Trading Center and ATS services and provide a summary of the terms and conditions of the arrangement.

Part III, Item 20: Suspension of Trading

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

As an entity subject to Regulation SCI, Crossfinder maintains policies and procedures which include business continuity and disaster recovery plans reasonably designed to achieve next business day resumption of trading following a wide-scale disruption. In the event all of Crossfinder is shut down, all resting orders will be cancelled and no new orders will be accepted. Prior to the resumption of trading, Subscribers will receive a notice specifying the time trading will resume. Orders which are received after the notice is published will be entered into the queue and will become eligible for execution when trading resumes.

CSSU can, in its sole discretion, elect to~~Trading may be~~ suspend~~ed~~ or stop~~ped~~ trading in individual or all securities for many reasons, including, but not limited to:

- FAIR ACCESS / REGULATION SCI - ~~CSSU monitors Crossfinder volume thresholds monthly in compliance with the fair access requirements set forth in Rule 301(b)(5) of Regulation ATS.~~ If CSSU determines that trading in Crossfinder is approaching ~~such~~ the volume thresholds in a security or securities under certain fair access regulatory requirements as set forth in Rule 301(b)(5) of Regulation ATS, CSSU will disable trading in such security(ies) for the month. If CSSU determines that trading in Crossfinder is approaching the volume thresholds in a security or securities for classification as an "SCI Entity" under Regulation SCI, CSSU may disable trading in such security(ies) for the month. In those circumstances CSSU will provide Subscribers with notice of any securities which may be temporarily disabled for trading.
- TRADING HALT - All regulatory halts are received on the SIP feed. No transactions will be

executed during the halt, but resting orders will be accepted.

- SANCTIONED SECURITIES - Crossfinder consumes a periodic data feed listing US sanctioned securities. All orders received for sanctioned securities are rejected. If a security becomes sanctioned intra-day, all existing resting orders for that security will receive unsolicited cancels and all new orders for that security will be rejected.
- OTHER - If for any other reason (e.g., market data issues, internal CSSU restrictions) trading in a security must be disabled, all resting orders in that security will be cancelled and new orders will be rejected.

b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator?

Yes ✓ No ·

If no, identify and explain any differences.

Part III, Item 21:      Trade Reporting

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.

All Crossfinder trades are reported in real-time to one of the Nasdaq Trade Reporting Facilities ("TRF") in Chicago or Carteret as Over-the-Counter ("OTC") transactions. These transactions are reported under the MPID "CROS" for inclusion in the consolidated tape. CSSU utilizes both TRFs on a daily basisstrives to report 50% of total Crossfinder trade volume on each TRF, with each site serving as backup to the other in the event of a technical issue.

b. Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?

Yes ✓ No ·

If no, identify and explain any differences.